brf

RESULTS

1Q21

DISCLAIMER

This presentation may contain statements that express BRF S.A. ("BRF") management's expectations, beliefs and assumptions about future events or results. Such statements are not historical facts and are based on currently available competitive, financial and economic data of the industries in which BRF operates.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", "plan", "predict", "target", "aim", "seek" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future BRF performance. The factors that might affect BRF's performance include, but are not limited to: (i) market acceptance of BRF's products; (ii) volatility related to the Brazilian economy, as well as the economies of the other countries in which BRF also has relevant operations, the financial and securities markets and the highly competitive industries BRF operates in; (iii) changes in domestic and foreign legislation and taxation, as well as in government policies related to the domestic and foreign animal protein and related markets; (iv) increasing competition from new entrants to the Brazilian and international markets; (v) ability to keep up with rapid changes in the regulatory and technological environments; (vi) ability to maintain an ongoing process for introducing competitive new products and services while maintaining the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions; and (viii) the impacts arising from the pandemic caused by COVID-19. Other factors that could materially affect BRF's results can be found in BRF's Reference Form and in the annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, particularly under the "Risk Factors" session.

All forward-looking statements in this presentation are based on information and data available as of the date they were made and BRF undertakes no obligation to update them in light of new information or future development.

This presentation does not constitute an offer to sell or a solicitation to purchase any security.

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PERFORMANCE & COMPETITIVE ADVANTAGES



RESILIENT RESULTS **DESPITE THE CHALLENGING SCENARIO IN 1Q21**

Metric	Value	Metric	Value
Net Revenue R$ million	10,592 +18.4% yoy	Free Cash Flow R$ million	707
Adjusted EBITDA[1] R$ million	1,234 -1.4% yoy	Net Leverage[1]	2.96x
Net Income[1] R$ million	22 Reverting the R$38 million loss in 1Q20	Debt Average Term	9.7 years 4.5 years (1Q20)



1. Including Covid-19 expenses

SUSTAINABLE EBITDA MARGIN DUE TO RIGOROUS COSTS AND EXPENSES CONTROL

GROSS PROFIT AND MARGIN I (R$ MILLION) (%)

Covid-19 Costs:
R$64.2M – 1Q21


25.2%
23,6%
21,7%
24,6%
23,6%
26,0%
25,2%
21,3%
20,7%
2,195
2.253
1.979
2.344
2.895
1Q20
2Q20
3Q20
4Q20
1Q21
Gross Profit
Gross Margin
Gross Margin ex-Covid-19

EBITDA AND MARGIN I (R$ MILLION) (%)

Covid-19 Costs :
R$80.2M – 1Q21


14,0%
13,7%
11,3%
14,7%
13,2%
14,8%
13,8%
12,4%
12,2%
1,234
1.251
1.031
1.317
1.587
1Q20
2Q20
3Q20
4Q20
1Q21
EBITDA
EBITDA Margin
EBITDA Margin ex-Covid-19

PROVEN COMPETITIVE ADVANTAGE

PROCUREMENT, LOGISTICS, OPERATIONAL EFFICIENCY AND APPLIED TECHNOLOGY ENSURE ***LOWER COSTS VS. INDUSTRY***



174
Embrapa cost
COGS/KG BRF
BRF Consolidated price
162
135
131
131
121
122
123
115
118
113
113
108
105
105
106
106
100
101
102
99
99
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21



PRODUCT MARGIN – CHICKEN
HISTORICAL AVERAGE
PRODUCT MARGIN – PORK
Mar 14
Sep 14
Mar 15
Sep 15
Mar 16
Sep 16
Mar 17
Sep 17
Mar 18
Sep 18
Mar 19
Sep 19
Mar 20
Sep 20
Mar 21

Embrapa Cost – Average of poultry and swine indexes, which considers production costs; COGS/Kg BRF – Consolidated cost of product sold per kg; BRF Price – Consolidated Price – foreign and domestic market, mix, FX impact.

INNOVATION BOOSTING THE PORTFOLIO WITH HIGHER VALUE-ADDED

EVOLUTION –VALUE-ADDED BRAZIL[1]

1Q18	1Q19	1Q20	1Q21
74.2%	75.6%	79.1%	81.9%

INNOVATION REVENUE IN BRAZIL[2] (% OF TOTAL REVENUES)

2018	2019	2020	1Q21
2.7%	3.3%	5.6%	6.7%



Sadia
SUÍNO FÁCIL
SPECIALE
PERDIGÃO
Qualy
VEG &TAL

(1) Including processed and high-value *in natura* categories (such as *No Braso Perdigão*, *Frango Fácil*, among others). (2) Products launched in the last 24 months

ABSOLUTE LEADERSHIP ACROSS ALL MARKETS, ALONG WITH A MULTICHANNEL STRATEGY, STRENGTHENING OUR BRANDS

Sadia

Preference[1] of 26.7 pts in 1Q21 (+3.7% from 4Q20), sustaining the position of No.1 preferred protein brand



PERDIGÃO

Preference[1] of 14.3 pts in 1Q21 (+4.5pts from 4Q20), consolidating itself as the second preferred protein brand



Qualy

Preference[1] of 53.2 pts in 1Q21 (+2.9pts from 4Q20), 5 times higher than the second player



ساديا Sadia

Banvit

We ended 1Q21 with **aggregate share of 36.5% in GCC[2]**

Our market share in Turkey reached 21.1%, +0.5p.p. higher than in 1Q20 [2]



Source: 1: Kantar Insights ; 2:Nielsen;.


SPECIALE
Sadia

RESILIENT PORTFOLIO IN EVENTUAL DOWNTRADE SCENARIO

HIGHEST HISTORICAL SPREAD VS. FOREQUARTER CUTS



Forequarter cuts vs. Whole chicken
(Price difference – 1 kg forequarter cuts is R$12.56 more expensive than 1 kg chicken)
Beef prices skyrocketing
12.56
9.44
4.67
Forequarter cuts vs. Pork Carcass
(Price difference – 1 kg forequarter cuts is R$7.83 more expensive than 1 kg pork)
Increased pork exports to China
Pork carcass prices skyrocketing
7.83
4.13
2.43
Feb 16
Apr 16
Jun 16
Aug 16
Oct 16
Dec 16
Feb 17
Apr 17
Jun 17
Aug 17
Oct 17
Dec 17
Feb 18
Apr 18
Jun 18
Aug 18
Oct 18
Dec 18
Feb 19
Apr 19
Jun 19
Aug 19
Oct 19
Dec 19
Feb 20
Apr 20
Jun 20
Aug 20
Oct 20
Dec 20
Feb 20
Apr 21
May 21*

Sources: JOX; Cepea. April: Average until day 6.

CHINESE MARKET: *IMBALANCE BETWEEN SUPPLY AND DEMAND REMAINS*

CHINESE NATIONAL INVENTORIES; BREEDER PRICES; SWINE PRODUCTION AND PORK CARCASS PRICE



RMB/KG AND MM HEAD
90
80
70
60
50
40
30
20
10
0
KTON
5.000
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
Jul 18
Aug 18
Sep 18
Oct 18
Nov 18
Dec 18
Jan 19
Feb 19
Mar 19
Apr 19
May 19
Jun 19
Jul 19
Aug 19
Sep 19
Oct 19
Nov 19
Dec 19
Jan 20
Feb 20
Mar 20
Apr 20
May 20
Jun 20
Jul 20
Aug 20
Sep 20
Oct 20
Nov 20
Dec 20
Jan 21
Feb 21
Mar 21
Pork Production
Sow Herd
Female Hogs Selected As Sow
Sow Herd Prices
Pork Carcass Price

[1] Source: Ministry of Agriculture and Rural Affairs and Bloomberg

KSA | *SAUDI GOVERNMENT MEASURE MAY AFFECT THE COMMERCIALIZATION OF IN NATURA CHICKEN BY EXPORTERS TO THIS MARKET*

Saudi Food and Drug Authority (“SFDA”) notified WTO the reduction of shelf life of *in natura* frozen chicken and its pieces from 1 year to 3 months



Comments may be submitted within 60 days from the date of notification of the said amendment, until July 5, 2021.

The Company will evaluate the effects in connection with the competent authorities for the adoption of possible applicable measures, in line with the WTO’s Covered Agreements on the Application of Sanitary and Phytosanitary Measures and Technical Barriers to Trade.

CAPITAL STRUCTURE


S

NBA · Sadia

CASH FLOW | *STRONG CASH GENERATION, RESUMING INVESTMENTS, AMID A CHALLENGING SCENARIO, WITH FINANCIAL DISCIPLINE*



Sadia

FREE CASH FLOW EVOLUTION – 1Q21



Cash Flow from Investments
R$ -1,012 million
Cash Flow from Financing Activities
R$ 291 million
1,289
176
37
R$216 million: monetization of credit
1,428
737
i) R$238 million: Al Yasra Food KSCC, Kuwait.
ii) R$42 million: Joody Al Sharqiya, Saudi Arabia.
275
17
308
707
Reported EBITDA*
Working Capital
Taxes** and Others
Operating Cash Flow
CAPEX with IFR16
Investments and M&A
Financial, Derivatives and Net interest
Cash Exchange Variation
Free Cash Flow

* Reported EBITDA whose difference to Adjusted EBITDA can be found on page 13 of the Management Report.
**Referring to Taxes – see Note 9 to the Interim Financial Information.

CAPITAL MANAGEMENT | *RESILIENCE TO FACE ADVERSE FOREIGN EXCHANGE SCENARIO AND SUPPORT THE BUSINESS PLAN*



VEG &TAL
Sadia
ESPINAFRE COM RICOTA

FINANCIAL NET LEVERAGE AND 1Q21 DEBT STRUCTURE



4,44x
6,14x
2,68x
2,89x
2,90x
2,73x
2,96x
2.84x
14.019
15.498
15.589
15.311
14.557
14.152
15.318
1Q18
1Q19
1Q20
2Q20
3Q20
4Q20
1Q21
3.32
3.90
5.20
5.48
5.64
5.20
5.70
USD/BRL (PTAX)
Net Debt (R$ million)
Net Debt/ LTM Adjusted EBITDA
Net Debt/ LTM Adjusted EBITDA in USD



12.397 1,2
9,387
REPORTED INDEBTEDNESS
Gross debt
Reais (R$): 21%
Other currencies: 79%
Average Term
1Q20: 4.5 years
1Q21: 9.7 years
680
2.359
2.562
1.950
607
3.451
972
765
498
4.771
4.558
Cash and equivalents
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030...
2050
Cash Equivalents
Revolving Credit Facility
Foreign Currency Debt
Debt in R$

Note: [1] The information above includes any cross-currency swaps.
To reconcile the amount stated with total indebtedness it is necessary to add the appropriate interest and deferred costs (R$864 million in 1Q21 / R$847 million in 1Q20) and Other Financial Liabilities (R$678 million in 1Q21 / R$1,572 million in 1Q20);
[2] 59% of cash is denominated in strong currency and 41% in other currencies.

ESG



BRF **ESG** | *#OurPartForTheWhole*

HIGHLIGHTS

Signature of the first contracts related to the **partnership with Banco do Brasil** to finance the installation of **solar energy panels in our integrated producers' farms.**

Joined the ***Round Table on Responsible Soy Association*** (RTRS), the world's largest sustainability platform in the soy chain.

Listed in tier 3 in the International *Business Benchmark on Farm Animal Welfare* (BBFAW) Ranking.

Commited to the **"Equality as a Priority"** from the Brazilian network of the UN Global Compact.

BRF is the 2nd best-placed in reputation, according to **research led by Merco**, in the food sector.

Included in **Forbes'** "Best companies to work for" **ranking in 2020. Only seven Brazilian companies appear in the ranking, and BRF is among them.**

Announcement of **donation of additional R$50 million** to actions to fight against COVID-19.

Conclusion of investigations
by the *Securities and Exchange Commission (SEC)* and the *U.S. Department of Justice* (DoJ).

Results of the Annual and Extraordinary Shareholders' Meeting.

Signatories of the statement letter **"Climate neutrality: a great opportunity"**, idealized by the Brazilian Business Council for Sustainable Development (CEBDS).



BRF **ESG** | *SUSTAINABILITY AS ONE OF THE STRATEGIC PILLARS TO CREATE VALUE*

22 PUBLIC COMMITMENTS

- Animal Welfare
- Traceability
- Natural Resources
- Innovation
- Diversity, among others

Follow the evolution on our website: *https://www.brf-global.com/sustentabilidade/*

Category	Commitment linked to variable compensation
Commodities	Ensure 100% traceability of grains acquired from the Amazon and the Brazilian Cerrado by 2025
Natural Resources	Reduce by 13% the water consumption index at BRF by 2025
Food Waste	Promote education to reduce food waste to 1.5 million people globally by 2030
Diversity	Reach 30% of women in leadership positions by 2025
Packaging	Have 100% recyclable, reusable or biodegradable packages by 2025




1Q21
CLOSING REMARKS
brf
ALEPH FARMS
MEAT GROWERS

VISION 2030: FIRST STEPS

CREATION OF THE VICE-PRESIDENCY OF NEW BUSINESSES HEADED BY MARCEL SACCO

READY MEALS AND PORK



SUÍNO FÁCIL
Sadia
PERDIGÃO
SPECIALE

Innovation - products launched: Shelf Stable Perdigão and Sous Vide Sadia Speciale.

Innovation in value-added pork with products launched: "Suíno Fácil" line.

MEAT SUBSTITUTES



VEG &TAL
Sadia

Launch of **Chicken Veg&Tal - diced, in strips** and **shredded.**

Veg&Tal line with local production.

Partnership announced with Aleph Farms to develop cultivated meat.



SPECIALE
Sadia

VISION 2030: FIRST STEPS

PET

New PET line of **dental snacks** for dogs with the Balance brand.

Co-packer development for the **Balance and GÜD brands.**



Balance
Balance
Güd



OMNICHANNEL

Focus on the **development and expansion of digital channels, consumer** relationship and **full in-sotore experience.**

MERCATO **Accelerated pace of growth.**

MERCATO Sadia **Opening of the second store** (in Itajaí).
Opening of 10 more stores planned for 2021.



SHORT-TERM CHALLENGES DOES NOT HINDER OUR FOCUS ON THE LONG TERM

- Competitive advantages: efficient grain management, operating efficiency, brands and innovation mitigate short-term adverse impacts
- Significant cash generation amid an adverse moment
- Fewer expenses with Covid vs. 2020

Brazil: protecting profitability through innovation and improved mix of products and channels


VEG
&TAL
Qualy

1. **6.7%** GOR in 1Q21 and **81.9%** value-added portfolio
2. Focus on excellence and execution
3. Discipline in the investments execution

Sadia | Perdigão | Qualy

International: potential upside with ASF in China and vaccination pace



1. Innovation with value-added
2. Lower impacts from hedge
3. Investments in Bandirma – Turkey

Sadia | Banvit



Q&A


PERDIGÃO

WOULD YOU LIKE TO MAKE YOUR ROUTINE MORE PRACTICAL AND TASTY?

BUY MERCATO EM CASA.


Sadia
VEG
SÓ BRÓCOLIS
Qualy
PÃO DE QUEIJO
PERDIGÃO
NABRASA


MERCATO
SPECIALE
&
Sadia
CITTERIO
EXPERIMENTE AGORA
Lançamentos
COXINHAS DAS ASAS EMPANADAS
R$ 11,99
VEG FRANGO DESFIADO 300G
R$ 17,99
ADICIONAR
ADICIONAR

MERCATO
EM CASA

mercatoemcasa.com.br

BRF1T21

Coupon[1]

USE THE **COUPON** AND GET A **20% OFF VALID UNTIL SUNDAY** (MAY 16)

[1] Valid only in the cities served by Mercato em Casa.

brf 1Q21

RESULTS

For more information on BRF visit the website:
brf-global.com

IR Contacts:
+55 11 2322 5377
acoes@brf-br.com